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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:     January 31, 2002
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               000-18686
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR                                    CUSIP NUMBER
                                                                                                                695810309
     For Quarter Ended: February 29, 2000                                                           -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Pak Mail Centers of America, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable

7173 South Havana, Suite 600
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Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has encountered  delays in completing its Quarterly Report on Form 10-QSB for the quarter ended February
     29, 2000, because James Q. Race, the Registrant's Controller, Treasurer and Secretary, who is primarily responsible for obtaining and completing the financial  information necessary to prepare the financial statements of Registrant for the quarter ended February 29, 2000, had to  unexpectedly  attend an out-of-town  funeral several days prior to when the Form 10-QSB was  originally  due,  which delayed the timely  completion  of the  Quarterly  Report on Form
     10-QSB.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

               James Q. Race                                   (303)                                     957-1000
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended February 29, 2000,  Registrant  anticipates  that it will report a net loss of  approximately
     $275,000,  or approximately $.09 per share,  compared to net income of $104,539, or $.03 per share, for the quarter ended February 28, 1999.  The primary  reasons for this change are that during the quarter ended February 29, 2000:
     (a)  Registrant was unable to sublet its former office space,  which remains  vacant and resulted in  approximately
     $50,000 in rent expense;  (b) Registrant  incurred  approximately  $40,000 in additional  programming  charges with respect to its new software  program that it released in February,  2000;  (c)  Registrant  recorded  approximately
     $105,000 in prior period  expenses due to  adjustments  required by its  independent  auditors;  and (d) Registrant recorded and paid its annual  franchisee rebate in the first quarter of its fiscal year, as compared to paying such rebate in the fourth quarter of its preceding fiscal year.

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                                            PAK MAIL CENTERS OF AMERICA, INC.
                                       ------------------------------------------
                                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 17, 2000                                                         By /s/ James Q. Race
                                                                                ----------------------------------------------------
                                                                                James. Q. Race
                                                                                Controller, Treasurer and Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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